Income Statement

	2018	2019
Revenue	-	-
Revenue Growth		
Cost of Goods Sold	-	-
Gross Profit	-	-
Gross Margin		
Salaries & Benefits	-	-
Marketing	-	2,866
Travel	-	-
IT	57,580	254,375
Professional services	-	6,544
Rent	-	-
Utilities	-	-
Total SG&A	57,580	263,785
EBITDA	**(57,580)**	**(263,785)**
Depreciation & Amortization	-	-
EBIT	**(57,580)**	**(263,785)**
Interest Expense	-	-
Pretax Net Income	**(57,580)**	**(263,785)**
Net Margin		

Balance Sheet

	18	19
Assets		
Cash	27,900	47,981
Accounts Receivable	-	-
Inventory	-	-
Other Current Assets	-	-
Total Current Assets	**27,900**	**47,981**
PP&E	-	-
Accumulated Depreciation	-	-
Net PP&E	**-**	**-**
Startup Costs	135,000	528,000
Total Assets	**162,900**	**575,981**
Current Liabilities		
Accounts Payable	-	-
Current Portion of Long-Term Debt	-	-
Accrued Expenses	-	-
Total Current Liabilities	**-**	**-**
Long-Term Debt	85,000	383,866
Total Liabilities	**85,000**	**383,866**
Additional Paid-In Capital	135,480	513,480
Retained Earnings	(57,580)	(321,365)
Shareholders' Equity	**77,900**	**192,115**
Total Liabilities & Shareholders' Equity	**162,900**	**575,981**
Check	-	-

Cash Flow Statement

	18	19
Net Income	**(57,580)**	**(263,785)**
Depreciation & Amortization	-	-
Accounts Receivable	-	-
Inventory	-	-
Accounts Payable	-	-
Accrued Expenses	-	-
Other Current Assets	-	-
Operating Cash Flow	**(57,580)**	**(263,785)**
Capital Expenditures	-	-
Other Noncurrent Assets	(135,000)	(528,000)
Investing Cash Flow	**(135,000)**	**(528,000)**
Debt Financing	85,000	383,866
Equity Financing	135,480	513,480
Financing Cash Flow	**220,480**	**897,346**
Net Cash Flow	**27,900**	**105,561**